NORDION INC.

OFFICER'S CERTIFICATE

To:           Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Government of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
Autorité des marchés financiers (Québec)
Saskatchewan Financial Services Commission Securities Division
Government of Yukon Department of Community Services
Government of Northwest Territories
Department of Justice, Nunavut

In connection with the annual and special meeting of shareholders of Nordion Inc. (the "Corporation") scheduled to be held on May 27, 2014 (the "Meeting"), and pursuant to Section 2.20 of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), the undersigned, duly appointed Chief Financial Officer of the Corporation, hereby certifies for and on behalf of the Corporation, and not in his personal capacity and without personal liability, that:

(a)	the Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	the Corporation has arranged to have carried out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon Section 2.20 of NI 54-101.

DATED April 29, 2014

                            /s/ Peter Dans

G. Peter Dans

Chief Financial Officer

NORDION INC.